Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna to release fourth quarter and full year 2020 financial results on March 10, 2021; Conference call at 12 p.m. Eastern time on March 12, 2021

Vancouver, February 25, 2021 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will release its financial statements and MD&A for the fourth quarter and full year 2020 on Wednesday, March 10, 2021 after the market closes.

A conference call to discuss the financial and operational results will be held on Friday, March 12, 2021 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/40043 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Friday, March 12, 2021

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 217978

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 40043

Playback of the earnings call will be available until Friday, March 26, 2021. Playback of the webcast will be available until Saturday, March 12, 2022. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2020/.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0